ALLGREEN PROPERTIES LIMITED

03 NOV -6 AM 7:21

03037173

File No. 82-4959

Date: 15 OCT 2003

SUPPL

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United States of America

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

ISOO TAN
COMPANY SECRETARY

enc

11/13

1 Kim Seng Promenade #05-02 Great World City S237994 Tel:733 2822 Fax:738 3800 Telex: RS 22823 KUOKS

MASNET No. 16 OF 15.10.2003
Announcement No. 17

ALLGREEN PROPERTIES LIMITED

Notice Of Changes In Director's Shareholding

Name of director:	Kuok Oon Kwong
Date of notice to company:	14/10/2003
Date of change of shareholding:	14/10/2003
Name of registered holder:	Kuok Oon Kwong
Circumstance(s) giving rise to the interest:	Sales in open market at own discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	100,000
% of issued share capital:	0.01
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	100,000 @ S$1.195
No. of shares held before the transaction:	1,868,356
% of issued share capital:	0.18
No. of shares held after the transaction:	1,768,356
% of issued share capital:	0.17

Holdings of Director, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	157,868	1,868,356
% of issued share capital:	0.02	0.18
No. of shares held after the transaction:	157,868	1,768,356
% of issued share capital:	0.02	0.17
Total shares:	157,868	1,768,356

Submitted by Ms Felicia Ng, Financial Controller on 15/10/2003 to the SGX